QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED
(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

        Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

DELEGATE GENERAL OF QUÉBEC Québec Government House Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:

MR. ROBERT E. BUCKHOLZ, JR	MR. PAUL ROBILLARD
Sullivan & Cromwell 125 Broad Street New York, NY 10004	Corporate Treasurer Hydro-Québec 75, René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        In connection with Hydro-Québec's Medium Term Notes, Series B, Due Nine Months or More from Date of Issue in an aggregate initial offering price of U.S. $3,000,000,000 (the "Notes"), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2002 ("Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (h): Quarterly Report for the third quarter ended September 30, 2003

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

HYDRO-QUÉBEC
By:	/s/ PAUL ROBILLARD Authorized Officer
Name: Paul Robillard Title: Corporate Treasurer

        PR/sg

        Date: November 7, 2003

HYDRO-QUEBEC Quarterly Report

Third Quarter 2003

Message from the Chairman of the Board and the President and Chief Executive Officer

For the third quarter of 2003, consolidated net income totaled $143 million, versus $287 million in the same quarter of 2002. This $144-million decrease is due to a significant reduction in the volume of short-term electricity sales on external markets during the third quarter to meet increased demand on Québec's internal market since the beginning of the year.

For the nine months ended September 30, 2003, Hydro-Québec posted consolidated net income of $1,466 million, up $262 million over the same period in 2002. This increase was driven largely by growth in the volume of sales in Québec, which rose by more than 7 TWh as a result of a higher base load and colder temperatures in the first quarter and lower financial expenses since the beginning of the year.

Consolidated results

Sales for the first nine months of the year amounted to $8,708 million, down 12.1% in relation to 2002. This decrease stems from a reduction in the volume of short-term electricity sales outside Québec.

Total expenditure was $5,146 million, down $1,213 million or 19.1% from last year. This decrease is due to fewer short-term purchases outside Québec, in tandem with lower sales.

Financial expenses totaled $2,068 million, down $252 million or 10.9% from last year's figure. The appreciation of the Canadian dollar against its U.S. counterpart and net repayment of debt totaling $1.5 billion over the past two years have significantly reduced financial expenses.

The lower financial expenses helped improve the results of Hydro-Québec's operating units.

Segmented results

Distribution

The net loss recorded by Hydro-Québec Distribution for the third quarter of 2003 was $197 million, compared with $264 million in 2002. For the first nine months of 2003, the division posted a net loss of $188 million, versus $395 million in 2002.

Total revenue from electricity sales in Québec amounted to $6,229 million, up $409 million or 7.0% over last year. The sales volume was 121.7 TWh, for an increase of 7.5 TWh or 6.6%. Colder temperatures in the first quarter of 2003 helped generate additional sales of 2.6 TWh or $160 million. Base load grew 4.9 TWh or $220 million on the strength of residential construction in Québec and greater industrial activity, mainly in the aluminum and pulp and paper sectors.

Transmission

Hydro-Québec TransÉnergie's net income for the third quarter was $108 million, up from $97 million in 2002. This brings cumulative net income as at September 30 to $301 million, down $24 million from $325 million in 2002. This decrease is mainly attributable to a decline in sales, which fell $62 million to $2,206 million in 2003, from $2,268 million for the same period in 2002, as a result of a drop in long-term system reservations and a reduction in the short-term rates authorized by the Régie de l'énergie.

In January 2003, the Régie de l'énergie authorized Hydro-Québec TransÉnergie to modify its transmission rates retroactively to January 1, 2001. The new rates were taken into account in each of the fiscal years concerned and affect Hydro-Québec TransÉnergie's intersegment revenue as well as the intersegment expenses of Hydro-Québec Production and Hydro-Québec Distribution.

Generation

For the third quarter, Hydro-Québec Production posted net income of $304 million, compared with $487 million in 2002, down $183 million or 37.6%. This decrease stems from lower sales on short-term markets outside Québec to offset the increased deliveries to Hydro-Québec Distribution.

As at September 30, 2003, net income totaled $1,429 million, compared with $1,335 million for the same period in 2002, up $94 million or 7.0%. The impact of the lower sales volume outside Québec was largely offset by higher unit revenue on external markets and increased electricity sales to Hydro-Québec Distribution. Financial expenses fell by $147 million.

Construction

The Construction segment encompasses the operations of Hydro-Québec Équipement and Société d'énergie de la Baie James.

For the first nine months of 2003, sales rose $381 million or 60.5% to reach $1,011 million, versus $630 million in 2002. The upturn in this segment in 2003 is due to renewed construction activity in the Company, which has led to higher capital spending by Hydro-Québec Production and Hydro-Québec TransÉnergie.

Oil and Gas

The operations of Hydro-Québec Pétrole et gaz mainly consist of Hydro-Québec's stake in Noverco. The division is also involved in development of the oil and gas potential of eastern Québec, particularly the Gulf of St. Lawrence.

For the third quarter of 2003, the division reported net income of $5 million, compared with $12 million in 2002, bringing net income for the first nine months of the year to $39 million, compared with $45 million in 2002. The division's exploration activities, begun in 2002, cost $9.5 million more this year. On the other hand, its stake in Noverco generated $3.8 million more than in 2002 due to the improved results of Gaz Métropolitain and Company, Limited Partnership.

Investment

Hydro-Québec's investment program for 2003 amounts to $3.3 billion, up $0.9 billion over last year's. Nearly 58% of the program, or $1.9 billion, is allocated to ongoing operations. The company will also be investing more than $1.1 billion in development activities, with one-third for construction of Eastmain-1 and draft design of Eastmain-1-A and the Rupert diversion.

At the end of the first nine months, investments in fixed and intangible assets amounted to $2,024 million, compared with $1,578 million last year. Among the main projects, Hydro-Québec Production pursued its investments in the new development at Grand-Mère and construction of Toulnustouc generating station. Work on the Eastmain-1 hydroelectric development in the James Bay region also continued. For its part, Hydro-Québec TransÉnergie continued to invest in the Montérégie loop to strengthen its transmission system. Finally, Hydro-Québec Distribution made investments in the system to meet growth in demand.

Financing

The company's borrowing program for 2003 amounts to $2.4 billion. The proceeds of these loans will be used mainly to refinance debt that matures this year.

Financing activities in the third quarter amounted to $160 million, for a total of $1.7 billion at the end of the first nine months of 2003. This amount, along with the $500 million in prefinancing from November 2002, allowed Hydro-Québec to refinance $2.9 billion of debt. All these transactions were carried out on the Canadian market.

In addition, the appreciation of the Canadian dollar against its U.S. counterpart since December 31, 2002, has resulted in an almost $2.8-billion reduction in the value of debt expressed in Canadian dollars and in the corresponding deferred charges on debt.

/s/ André Bourbeau	/s/ André Caillé
André Bourbeau Chairman of the Board	André Caillé President and Chief Executive Officer

November 7, 2003

CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited)
($M)

		Three months ended September 30		Nine months ended September 30
	Note	2003	2002	2003	2002
Revenue		2,421	3,353	8,708	9,909
Expenditure
Operations		602	554	1,633	1,587
Electricity and fuel purchased		386	1,087	1,562	2,836
Depreciation, amortization and decommissioning		520	515	1,479	1,460
Taxes		148	144	472	476

		1,656	2,300	5,146	6,359
Operating income		765	1,053	3,562	3,550
Financial expenses	2	618	759	2,068	2,320

Income before non-controlling interest		147	294	1,494	1,230
Non-controlling interest		4	7	28	26

Net income		143	287	1,466	1,204

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(unaudited)
($M)

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002
Balance at beginning	11,220	10,051	9,897	9,134
Net income	143	287	1,466	1,204

Balance at end	11,363	10,338	11,363	10,338

CONSOLIDATED BALANCE SHEET
($M)

	As at September 30 2003	As at December 31 2002
	(unaudited)	(audited)
ASSETS
Fixed assets	50,184	49,694
Current assets
Cash and cash equivalents	776	293
Investments	92	939
Accounts receivable	1,878	1,924
Financial assets related to debt	95	34
Materials, fuel and supplies	376	418

	3,217	3,608
Other long-term assets
Investments	821	852
Deferred charges	406	3,391
Financial assets related to debt	731	325
Goodwill	297	302
Intangible assets	704	760
Government reimbursement for the 1998 ice storm	146	146

	3,105	5,776
	56,506	59,078

LIABILITIES AND EQUITY
Long-term debt	34,708	36,699
Current liabilities
Borrowings	890	64
Dividends payable	—	763
Accounts payable	1,388	1,467
Accrued interest	667	1,157
Current portion of long-term debt	1,501	2,969

	4,446	6,420
Other long-term liabilities	917	888
Perpetual debt	539	632
Non-controlling interest	319	224
Shareholder's equity
Share capital	4,374	4,374
Retained earnings	11,363	9,897
Translation adjustment	(160)	(56)

	15,577	14,215
	56,506	59,078

CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
($M)

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002
Operating activities
Net income	143	287	1,466	1,204
Depreciation of fixed assets and intangible assets	487	483	1,389	1,375
Amortization of deferred charges	49	81	266	284
Change in non-cash working capital items	201	135	(514)	(341)
Other	(16)	14	64	33

	864	1,000	2,671	2,555
Investing activities
Fixed assets and intangible assets	(830)	(661)	(2,024)	(1,578)
Long-term investments	(7)	(6)	(13)	(26)
Net change in short-term investments	24	(381)	839	194
Other	(1)	16	(36)	17

	(814)	(1,032)	(1,234)	(1,393)
Financing activities
Issue of long-term debt	204	842	1,774	1,475
Maturity of long-term debt and sinking fund redemption	(596)	(583)	(2,577)	(1,993)
Repayment in advance of long-term debt	(100)	(228)	(486)	(398)
Receipts resulting from credit risk management	22	11	232	11
Net change in short-term borrowings	(175)	(318)	756	726
Dividends paid	—	—	(763)	(554)
Other	107	(10)	110	1

	(538)	(286)	(954)	(732)
Net change in cash and cash equivalents	(488)	(318)	483	430
Cash and cash equivalents at beginning of period	1,264	999	293	251

Cash and cash equivalents at end of period	776	681	776	681

Cash and cash equivalents comprise cash and liquid short-term investments with maturities generally less than or equal to three months from the date of acquisition.

Complementary notes
(unaudited except where indicated) ($M)

Note 1 — Accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and take into account certain accounting practices recognized by regulatory bodies that differ from the accounting practices applied in unregulated enterprises and relate specifically to certain deferred charges and the depreciation of fixed assets that are disposed of.

The consolidated financial statements for the quarter and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's 2002 Annual Report.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those described in Hydro-Québec's 2002 Annual Report. On January 1, 2003, Hydro-Québec adopted the recommendations in AcG-14 of the CICA Handbook, entitled Disclosure of guarantees. The Corporation must therefore disclose its obligations with respect to the guarantees it has issued. The information required under AcG-14 is presented in Note 3.

Some figures for the previous year were reclassified in order to respect the presentation adopted in the current year.

As can be seen from the charts in the Consolidated Financial Highlights, seasonal temperature fluctuations affect the quarterly financial results.

Note 2 — Financial expenses

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002
Interest
Interest on debt securities	685	739	2,089	2,203
Amortization of borrowing discount and expenses	13	12	35	32

	698	751	2,124	2,235

Exchange loss (gain)	(12)	53	130	192
Loan guarantee fees	47	48	140	141

	35	101	270	333
Less
Capitalized borrowing costs	108	94	302	228
Net investment income (loss)	7	(1)	24	20

	115	93	326	248

	618	759	2,068	2,320

Note 3 — Guarantees

In the normal course of its activities, Hydro-Québec granted guarantees to third parties to indemnify them, mainly in its international operations and in the area of electrotechnologies. As at September 30, 2003, the maximum potential liability under letters of credit or sureties was $70 million. Some of these guarantees mature between 2003 and 2013, while others have an undetermined maturity date.

Note 4 — Segmented information

Three months ended September 30, 2003
	Distribution	Transmission	Generation	Construction		Oil and Gas	Corporate and Other Activities	Intersegment[a]	Total
Revenue
External customers	1,771	67	382	4		190	7	—	2,421
Intersegment	10	661	927	420	[b]	—	198	(2,216)	—
Net income (loss)	(197)	108	304	4		5	(80)	(1)	143
Total assets	9,567	18,323	24,992	273		1,797	959	595	56,506
Three months ended September 30, 2002 (restated)
	Distribution	Transmission	Generation	Construction	Oil and Gas	Corporate and Other Activities	Intersegment[a]	Total
Revenue
External customers	1,717	72	1,375	1	178	10	—	3,353
Intersegment	9	689	906	304	—	179	(2,087)	—
Net income (loss)	(264)	97	487	1	12	(46)	—	287
Total assets	9,388	18,248	24,560	175	1,727	939	3,424	58,461
Nine months ended September 30, 2003
	Distribution	Transmission	Generation	Construction		Oil and Gas	Corporate and Other Activities	Intersegment[a]	Total
Revenue
External customers	6,311	216	1,346	6		807	22	—	8,708
Intersegment	32	1,990	3,326	1,005	[b]	—	575	(6,928)	—
Net income (loss)	(188)	301	1,429	5		39	(119)	(1)	1,466
Total assets	9,567	18,323	24,992	273		1,797	959	595	56,506
Nine months ended September 30, 2002 (restated)
	Distribution	Transmission	Generation	Construction		Oil and Gas	Corporate and Other Activities	Intersegment[a]	Total
Revenue
External customers	5,892	219	3,030	5		735	28	—	9,909
Intersegment	26	2,049	3,084	625	[b]	—	523	(6,307)	—
Net income (loss)	(395)	325	1,335	1		45	(107)	—	1,204
Total assets	9,388	18,248	24,560	175		1,727	939	3,424	58,461

(a)
Includes assets related to long-term financing that have not been allocated to the operating segments.

(b)
Intersegment revenue generated by the Construction segment includes a cumulative amount of $760 million ($597 million in 2002) that corresponds to capital works carried out for the client segments.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Summary of Operations ($M)
	Three months ended September 30				Nine months ended September 30

	2003	2002	Change (%)		2003	2002	Change (%)

Revenue	2,421	3,353	27.8	DOWN	8,708	9,909	12.1	DOWN
Expenditure	1,656	2,300	28.0	DOWN	5,146	6,359	19.1	DOWN
Financial expenses	618	759	18.6	DOWN	2,068	2,320	10.9	DOWN
Non-controlling interest	4	7	42.9	DOWN	26	26	7.7	UP
Net income	143	287	50.2	DOWN	1,466	1,204	21.8	UP

	2003				2002

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net Income ($M)	1,004	319	143		690	227	287	322
Revenue ($M)	3,604	2,683	2,421		3,575	2,981	3,353	3,093
Revenue from Electricity Sales in Québec ($M)	2,631	1,856	1,742		2,329	1,801	1,698	2,284
Revenue from Electricity Sales Outside Québec ($M)	584	315	350		894	699	1,339	575

$M: millions of dollars

Quarter Highlights

Corporate affairs

Electricity supply

Under its first call for tenders, launched in 2002, to purchase 1,200 MW, Hydro-Québec Distribution signed three supply contracts: a contract for 350 MW of baseload deliveries and another for 250 MW of hourly dispatchable deliveries with Hydro-Québec Production, starting in 2007, and a contract for 507 MW of electricity with TransCanada Energy, starting in 2006. In August, the Régie de l'énergie approved these 20-year agreements. However, TransCanada Energy must still obtain the necessary environmental approvals.

Manouane diversion

The partial diversion of the Manouane River into Pipmuacan reservoir began on September 21, 2003. The diverted water, which will be turbined by Bersimis-1 and Bersimis-2 generating stations, will provide a net energy gain of about 320 GWh a year, which will be added to Hydro-Québec's overall production.

Construction of the Toulnustouc-Micoua line

In August, the Québec government authorized construction of the 315-kV Toulnustouc-Micoua line. The line will be 55.7 km long and will connect Toulnustouc generating station, now under construction, to Micoua substation and thus to the main grid operated by Hydro-Québec TransÉnergie. Hydro-Québec Équipement began clearing and construction in September. The project will cost an estimated $37 million and involves construction of the 315-kV transmission line, a step-up transformer substation and facilities to link them to Micoua substation.

Rates

Hydro-Québec Distribution filed an application with the Régie de l'énergie for a gradual rate increase — 3% to take effect 15 days after the decision by the Régie, if the answer is favorable, and 2.98% on April 1, 2004. This adjustment is necessary to reflect the cost of service and to eliminate the division's deficit. Hydro-Québec also implemented a company-wide freeze of operating expenses for the next three years.

International operations

Cross Sound Cable

The Cross Sound Cable transmission line linking Connecticut and Long Island, NY, has been in operation since August 15 to meet the needs of the northeastern United States. On August 28, the U.S. Energy Secretary authorized its use as long as necessary. This 38-km, high-voltage direct-current underwater transmission line is 75% owned by TransÉnergie HQ, a Hydro-Québec subsidiary, and 25% by United Capital Investments, Incorporated.

TransÉnergie Technologies in China

TransÉnergie Technologies, a subsidiary of Hydro-Québec TransÉnergie, signed a contract worth more than $3 million last summer for the sale of real-time power system simulation tools. The contract involves installing additional analog components to simulate a direct-current high-voltage system and a Hypersim digital simulator. The equipment is scheduled to be delivered in May 2004. The contract also includes training for Chinese engineers.

Alliance with Alusa

Hydro-Québec International has formed an alliance with Alusa, one of Brazil's largest private power transmission providers, to complete the electrification of Brazil's countryside. To meet this need, the two companies have designed the SCC-3 system, which allows electricity to be distributed directly from transmission lines. This project will give inhabitants of remote areas daily access to electricity.

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4
 Ce document est également publié en français.
www.hydroquebec.com
ISSN 0848-5836
2003G001-3A

QuickLinks

CONSOLIDATED STATEMENT OF OPERATIONS (unaudited) ($M)
CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited) ($M)
CONSOLIDATED BALANCE SHEET ($M)
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited) ($M)
Complementary notes (unaudited except where indicated) ($M)
CONSOLIDATED FINANCIAL HIGHLIGHTS